UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	640,544,652	63.9990	31.9901
Non-Voting Shares	33,308,496	3.3260	1.6634
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A	Credit Exchange	29-May	7,762,558
Common Shares		Total		7,762,558
Non-Voting Shares		Debit Exchange	29-May	6,473,103
Non-Voting Shares		Total		6,473,103
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	648,307,210	64.7746	32.3777
Non-Voting Shares	26,835,393	2.6796	1.3402

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				9,540,538		0.9532	0.4764
Non-Voting Shares				9,781,174		0.9766	0.4884
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	11-May	4,500	47.76	R$ 214,920.00
Non-Voting Shares		Total		4,500		R$ 214,920.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	9,540,538	0.9532	0.4764
Non-Voting Shares	9,785,674	0.9771	0.4887

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0433	0.0433
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0433	0.0433
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	457,610	0.0457	0.0228
Non-Voting Shares	1,244,980	0.1243	0.0621
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	9-May	55	46.90	R$ 2,579.50
Non-Voting Shares		buy	9-May	900	46.95	R$ 42,255.00
Non-Voting Shares		buy	9-May	15	47.00	R$ 705.00
Non-Voting Shares		buy	9-May	30	47.05	R$ 1,411.50
Non-Voting Shares		buy	15-May	2,500	46.70	R$ 116,750.00
Non-Voting Shares		buy	24-May	3	49.00	R$ 147.00
Non-Voting Shares		buy	24-May	100	49.21	R$ 4,921.00
Non-Voting Shares		buy	24-May	100	49.25	R$ 4,925.00
Non-Voting Shares		buy	24-May	100	49.30	R$ 4,930.00
Non-Voting Shares		buy	24-May	60	49.40	R$ 2,964.00
Non-Voting Shares		buy	24-May	100	49.55	R$ 4,955.00
Non-Voting Shares		buy	24-May	100	49.62	R$ 4,962.00
Non-Voting Shares		buy	30-May	1,800	48.40	R$ 87,120.00
Non-Voting Shares		buy	30-May	3,600	48.50	R$ 174,600.00
Non-Voting Shares		Total		9,463		R$ 453,225.00
Non-Voting Shares		sell	7-May	40	45.95	R$ 1,838.00
Non-Voting Shares		sell	7-May	200	46.00	R$ 9,200.00
Non-Voting Shares		sell	10-May	1,000	49.30	R$ 49,300.00
Non-Voting Shares		sell	10-May	900	49.35	R$ 44,415.00
Non-Voting Shares		sell	10-May	100	49.37	R$ 4,937.00
Non-Voting Shares		sell	22-May	800	49.39	R$ 39,512.00
Non-Voting Shares		sell	31-May	1,500	48.75	R$ 73,125.00
Non-Voting Shares		Total		4,540		R$ 222,327.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total

Common Shares	457,610	0.0457	0.0228
Non-Voting Shares	1,249,903	0.1248	0.0624

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5,332	0.0005	0.0002
Non-Voting Shares	75,732	0.0075	0.0037
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	sell	11-May	12,178	47.70	R$ 580,890.60
Non-Voting Shares		Total		12,178		R$ 580,890.60
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5,332	0.0005	0.0002
Non-Voting Shares	63,554	0.0063	0.0031

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2007 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	24	0.0000	0.0000
Non-Voting Shares	3,140	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	24	0.0000	0.0000
Non-Voting Shares	3,140	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.